Card Activation Technologies, Inc.
53 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Card Activation Technologies, Inc.
Amendment No. 2 to Form SB-2
File No. 333439677 &
Form 10-SB
File No. 0-52556
Filed April 9, 2007

April 30, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated April 17, 2007.

General

1.
We note that MedCom USA Incorporated completed the spin-off of Card Activation Technologies on March 1, 2007. However, it does not appear that MedCom USA Incorporated sent out an information statement outlining the spin-off transaction to its shareholders as is contemplated by Staff Legal Bulletin #4 (September 16, 1997). In addition, the Form 10-SB was not filed until April 9, 2007 and has not yet gone effective. Please tell us in your response letter whether public trading in Card Activation Technologies' stock has begun on the Pink Sheets. Also, tell us in your response letter whether you intended for the spin-off to be conducted in reliance upon Staff Legal Bulletin #4, and if so, how the transaction has been consistent with the steps outlined in the Bulletin. If not, please highlight in the appropriate portions of the filings how the company's shares may have been issued in violation of Section 5 of the Securities Act of 1933 and the possible consequences of such action.

First, the shareholders of the Company have not and will not provide any consideration for the spun-off shares of Card Activation Technologies. The shares were distributed as a stock dividend as of the record date without any consideration being provided by the Company's shareholders. Thus, there will be no "sale" within the meaning of the Securities Act of 1933, as amended (the "1933 Act").

Second, the spin-off was made pro-rata. The Company's shareholders received one share of Card Activation Technologies common stock for every one share of MedCom USA Incorporated common stock held as of the record date. Thus, the Company's shareholders will have the same proportionate interest in MedCom USA Incorporated and in Card Activation Technologies both before and after the spin-off.

Third, the Company has provided information about MedCom USA Incorporated and Card Activation Technologies to the market through the filing of the Form SB2 and, subsequently, the Form 10SB.

Fourth, MedCom USA Incorporated has a valid business purpose for the spin-off. Specifically, it is a condition of obtaining the financing necessary to fund the operations of the business going forward.

Fifth, the shares of Card Activation Technologies common stock will be restricted stock and will carry a legend indicating the restriction, which cannot be lifted without an exemption under the Securities Act of 1933, as amended. Further, there is no public market for Card Activation Technologies common stock and no market will be established until there are no comments on the Form 10-SB. MedCom USA Incorporated has not held the shares of Card Activation Technologies for two years. However, the Card Activation Technologies was incorporated by MedCom USA Incorporated directly and was not acquired from third persons.

Form SB-2

Risk Factors page 4

Risks Related to the Spin Off, page 8

2.
In your section entitled "Material U.S. Federal Income Tax Consequences to the Spin Off," you indicate that the spin off is not tax free to shareholders. However, your disclosure here and elsewhere implies that the tax treatment of the spin off for shareholders is unclear. Substantially revise the prospectus to disclose whether the company's tax counsel believes the spin off results in material tax consequences to shareholders. For example, we note under "Restrictions and Indemnities in Connection with the Tax Treatment of the Distribution" on page 28 that you have agreed not to take any actions that would result in any tax being imposed on the spin off. In light of the apparent taxable nature of the spin off, explain how this provision in the tax sharing agreement makes sense.

The spin off does not qualify as a tax free exchange. We have made the appropriate changes in form 10SB and SB2 to reflect and clarify that this spin off is not a tax free exchange.

The Spin Off, page 9

Background, page

3.
We note your response to our prior comment 16; however, your added disclosure does not indicate whether the board considered alternative transactions to the spin off, such as a sale of the business to a third party, and if not, why. Please revise accordingly.

The Company did consider alternative transactions to the spin off and believed that this was the most beneficial to the shareholders. We have expanded our language in both the Form 10SB and the SB2 to clarify and reflect that language.

Material U.S. Federal income Tax Consequences of the Spin Off, page 15

4.
Revise to make clear that the conclusion that Medcom’s spin off does not qualify as a tax-free distribution or a tax-free reorganization is the opinion of your tax counsel. Identify tax counsel and file their consent as an exhibit to the registration statement.

We have modified the document for consistency to reflect that this spin off does not qualify for a tax free exchange. We have updated both the Form 10SB and SB2.

Listing and Trading of Our Common Stock, page 16

5.
Your disclosure continues to incorrectly imply that the company is applying for listing of its stock on an exchange. Revise your entire prospectus to remove all references to the "listing" of the company's common stock and to make clear, if true, that once you are a reporting company under the Securities Exchange Act of 1934 the company will attempt to get a market maker to apply to have the company's common stock approved for quotation on the OTC Bulletin Board.

We have modified the language in our form 10SB and SB2 to reflect that we have not applied for a listing of the stock on the exchange. We have consistently modified and clarified that language.

Reasons for Furnishing this Prospectus, page 17

6.
The first sentence of this section is incorrect. This prospectus has been filed in order to cover the possible offer and resale of the company's common stock received by the MedCom stockholders who are affiliates in the Spin Off. Please revise accordingly.

We have modified the language to reflect the correct and clarify the reasons for furnishing this prospectus.

Description of Business, page 18

Description of the Industry, page 18

7.
We note your added disclosure in response to prior comment 19. Please further revise to make clear why your CEO believes that "many, if not all of these companies" infringe on the company's patent. In addition, make clear that there are competing technologies that do allow companies to utilize gift and affinity cards that do not utilize the company's patent. Further revise your "Competition" section to discuss the size of the overall market and the company's relative position in the market for gift and affinity cards. In this regard, we reissue prior comment 22.

We have modified the language in our form 10SB and SB2 and we have consistently modified and clarified that language.

Employees„ page 19

8.
We note your response to prior comment 23. It is still unclear from your financial statements and related footnotes whether you have allocated compensation expense or any other expenses incurred by MedCom USA Incorporated on your behalf pursuant to SAB Topic 1:B.1. You should disclose the amount and types of expenses allocated to you by MedCom USA Incorporated, and the methodology used to determine the amounts for each type of expense. Please revise your footnotes accordingly.

The company has limited expenses which reflect primarily legal and accounting. The officers of the company are not being compensated through the Company since there is presently no activity. We have modified our disclosure to itemize the expenses that Medcom is allocating as expenses for Card Activations.

Management's Discussion and Analysis, page 20.

9.	File the company's revolving line of credit agreement with MedCom USA Incorporated as an exhibit to the registration statement.

We have attached as an exhibit our revolving line of credit agreement.

Tax Sharing Agreement, page 27

10.
Discuss the company's financial obligations to MedCom USA Incorporated in MD&A as a result of the distribution failing to meet the requirements of a tax-free distribution. We note the provision in the tax sharing agreement requiring the company to indemnify MedCom USA Incorporated for any tax liability stemming from the distribution.

We have noted this comment and revised the disclosure to state the following:

The distribution does not meet the requirements of Section 368 of the Internal Revenue Code of 1986, as amended. As we are obligated to indemnify MedCom USA Incorporated for any tax liability from any tax liability arising from the dividend distribution of MedCom USA Incorporated common stock to our shareholders, we may incur tax liability. We estimate the maximum liability would be approximately $8,900.

Signature Page

11.
If true, identify that Mr. Williams is your principal accounting officer, as is required by Form SB-2. If he is not acting in such capacity, the registration statement must be signed by the person acting as the company's principal accounting officer.

We have modified our form SB2 to reflect that Mr. Williams is the principle accountant for the Company as required by Form SB2

Form 10-SB

General

12.	Revise the filing to comply with the staff's comments on the Form SB-2.

We have modified the form 10SB to incorporate the modifications noted above in questions 1 - 11 as needed.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 6

13.	The safe harbor for forward-looking statements is not available to the company. Therefore, delete the reference to it in the introductory note to this section.

We have noted this comment and deleted the disclosure.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.